1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Alexander C. Karampatsos alexander.karampatsos@dechert.com +1 202 261 3402 Direct

May 9, 2025

VIA EDGAR

Brian Szilagyi
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting
100 F Street, NE
Washington, DC 20549

Re:	Eagle Point Institutional Income Fund (811-23758) (the “Registrant”)

Dear Mr. Szilagyi:

This letter responds to comments you provided telephonically to Alexander C. Karampatsos and Antonio G. Fraone of Dechert LLP on Tuesday, April 1, 2025, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the report filed on Form N-CSR and other filings for the Registrant, relating to the fiscal year ended December 31, 2024. Unless explicitly provided, we understand that your comments are intended to apply to disclosure in the Registrant’s future filings. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the report filed on Form N-CSR.

1.	Comment: The Staff reminds you that the Registrant and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response:	The Registrant acknowledges this comment.

2.	Comment: In connection with Item 4(b) of Form N-CSR, please include a sufficient description of the nature of the services comprising the “Audit-Related Fees” disclosed in the categories of services provided by the principal accountant for the last two fiscal years.

Response:	The “Audit-Related Fees” disclosed under this category were incurred in connection with the Registrant’s offering of its 8.125% Series A Term Preferred Shares due 2029 and filing of its registration statements. The Registrant will revise the response to Item 4(b) of Form N-CSR in future filings.

3.	Comment: In future filings, please ensure the Registrant complies with the disclosure requirements of Item 24.4(e) & (f) of Form N-2.

Response:	The Registrant acknowledges this comment and will address it accordingly in future filings.

May 9, 2025 Page 2

4.	Comment: The title of the individuals signing the certifications contained in Form N-CSR does not specifically include the title of principal executive officer or principal financial officer. Please confirm in correspondence that the individuals who sign the certifications provided with the filings on Form N-CSR are the principal executive officer and principal financial officer. Additionally, and going forward, please confirm that the Registrant will include such titles in the certifications.

Response:	The Registrant confirms that Thomas P. Majewski and Kenneth P. Onorio serve as principal executive officer and principal financial officer of the Registrant, respectively, and these titles will be reflected in future filings.

5.	Comment: In connection with the Registrant’s filing on Form N-CSR, describe in correspondence the frequency that the “Due from Adviser” account disclosed in the Consolidated Statement of Assets and Liabilities is settled. Include in the discussion whether the settlement terms are the same terms as those for the payments to the Adviser.

Response:	Pursuant to an expense limitation and reimbursement agreement (“ELA”) between the Adviser and the Registrant, the Adviser may, but is not obligated to, provide expense support to the Registrant. Pursuant to the ELA, expense support provided by the Adviser is subject to reimbursement from the Registrant for up to three years after such expense support was given (subject to Board approval and certain other conditions described in the ELA).

Between June 1, 2022 and December 31, 2023, the Adviser provided expense support to the Registrant under the ELA by not causing the Registrant to pay any of the management and incentive fees that the Adviser earned under the investment advisory agreement for such period. This expense support is reflected in the financial statements as an amount under “Due from Adviser” and an equal (and fully offsetting) recorded liability representing earned but uncollected management and incentive fees for the same period. For the avoidance of doubt, the Registrant made no payments to the Adviser for the period from June 1, 2022 to December 31, 2023. The Registrant confirms that the settlement terms for the amount recorded in “Due from Adviser” are the same as those applicable to the amounts representing earned but uncollected management and incentive fees. That is, such amounts would be settled at the time of any reimbursement payment to the Adviser or the expiration of the three year period in which reimbursement may be sought. The Adviser did not provide any expense support to the Registrant under the ELA for the fiscal year ended December 31, 2024.

May 9, 2025 Page 3

6.	Comment: The Staff notes that information intended to be attached as part of Item G(1)(b)(ii) of Form N-CEN was included with the attachment pertaining to the Independent Public Accountants Report on Internal Control. Please file an amended Form N-CEN that (1) removes the extraneous information from the Independent Public Accountants Report on Internal Control; and (2) includes a separate attachment with the information pertaining to Item G(1)(b)(ii) of Form N-CEN.

Response:	The Registrant has filed an amended Form N-CEN reflecting the Staff’s comments.

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Please do not hesitate to contact the undersigned at (202) 261-3402 with any questions or comments concerning this correspondence.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:	Nauman S. Malik, Eagle Point Credit Management LLC
Joshua M. Katz, Eagle Point Credit Management LLC
Brooke A. Clark, Eagle Point Credit Management LLC
Philip T. Hinkle, Dechert LLP
Antonio G. Fraone, Dechert LLP